

April 28, 2026

Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
20 Iouliou Kaisara Str
19002 Paiania
Athens, Greece

> **Re: Rubico Inc.**
> **Registration Statement on Form F-1**
> **Filed April 21, 2026**
> **File No. 333-295199**

Dear Nikolaos Papastratis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Will Vogel